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File No.____________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


Eletropaulo Metropolitana Eletricidade de Sao Paulo, S.A.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
 Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         Erik Luckau
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006


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ITEM 1

Foreign utility company status is claimed by Eletropaulo Metropolitana Eletricidade de Sao Paulo, S.A. ("Eletropaulo"), a corporation organized and existing under the laws of Brazil, with its business address at Av. Alfredo Egidio de Souza Aranha, 100 Santo Amaro 04726-905 Sao Paulo, SP Brazil.

Eletropaulo owns and operates electric distribution networks in greater Sao Paulo, Brazil.

The AES Corporation ("AES") indirectly owns approximately 18.59% of the equity interests in Eletropaulo through AES' indirect ownership interests in Light Servicos de Eletricidade S.A. ("Light"), a corporation organized and existing under the laws of Brazil. Light wholly owns Lightgas Ltda., a limited partnership organized under the laws of Brazil, which in turns owns approximately 77.81% of the equity interests in Eletropaulo. AES indirectly owns approximately 23.89% of the common shares of Light, and EDF International S.A., a corporation organized in France, indirectly owns approximately 64.3% of the common shares of Light. EDF International S.A. is owned by Electricite de France.

AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

ITEM 2

Eletropaulo has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., which in turn is a wholly owned subsidiary of AES. IPL is wholly owned by IPALCO Enterprises Inc., which in turn is a wholly owned subsidiary of AES.

Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, Eletropaulo, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

By letter dated March 10, 1999, the Illinois Commerce Commission certified to the Securities and Exchange Commission ("SEC") with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.


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The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:  /s/ Erik Luckau

Erik Luckau
Associate General Counsel
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 558-4879

Dated: October 22, 2001







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